                    May 23, 2011
Securities And Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Justin Dobbie
Legal Branch Chief

	Re:	Diana Containerships Inc.
Registration Statement on Form F-1
Filed on May 9, 2011
File No. 333-174053
Dear Mr. Dobbie:
     We refer to the registration statement on Form F-1 (the “Registration Statement”) of Diana Containerships Inc. (the “Company”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 9, 2011. By letter dated May 20, 2011 (the “Comment Letter”) the Staff of the Commission (the “Staff”) provided the Company with its comments regarding the Registration Statement and the prospectus included therein. On behalf of the Company, we have filed via EDGAR the first revised registration statement on Form F-1/A (the “First Revised Registration Statement”).
     We respond to your numbered comments in the Comment Letter as follows (page references in our responses are to the pages in the prospectus contained in the First Revised Registration Statement):

Justin Dobbie
May 23, 2011

Risk Factors, page 14
If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock, page 22
1.	You state that your vessels may call on ports located in countries identified by the U.S. government as state sponsors of terrorism. Please confirm to us that in future filings you will revise your risk factor disclosure to name the countries identified by the U.S. government as state sponsors of terrorism to which you refer. In this regard, we note that Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your filing does not include disclosure regarding contacts with the referenced countries. Describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries or other direct or indirect arrangements, since your inception. Further, you should describe to us any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, commercial arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities controlled by the governments of those countries.

The Company acknowledges the Staff’s comment number 1, and has amended the risk factor on page 22 of the First Revised Registration Statement to include the names of the countries identified by the U.S. government as state sponsors of terrorism, including Cuba, Iran, Sudan, and Syria.

The Company advises the Staff that since the Company’s inception in January 2010, none of its vessels have called on ports in Cuba, Iran, Sudan, Syria or any other country identified by the U.S. government as a state sponsor of terrorism, whether through subsidiaries, affiliates, or other direct or indirect arrangements. The Company further advises the Staff that it intends to take delivery during June, 2011, of three vessels that it has agreed to acquire from A.P. Møller-Maersk A/S, or Maersk. The Company advises the Staff that following the delivery of these vessels to the Company, the Company intends to employ each vessel on a time charter back to Maersk. Under the terms of these time charters, and consistent with shipping industry practice, the charterer of each vessel will direct the vessel’s route and loading and discharge ports and the cargoes carried, although the charter agreements entered into with Maersk for these vessels contain express prohibitions on the vessels calling on any ports located in Cuba or in countries that are sanctioned by the United Nations.

While the respective charterers of the Company’s vessels will have the ability to direct the vessels’ routes and cargoes, the Company has no reason to believe that its current and anticipated charterers, which consist of two large,

Justin Dobbie
May 23, 2011

well-known international liner companies, will intentionally engage in the transportation of U.S. origin goods with the Company’s vessels to Cuba, Iran, Sudan or Syria. Therefore, the Company advises the Staff that it has not had, and does not intend to have, directly or indirectly, any agreements, commercial arrangements or other contacts with the governments or entities controlled by the governments of, Cuba, Iran, Sudan, or Syria, and does not intend to provide any goods or services, whether directly or indirectly, to such countries.

2.	Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries since your inception. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria.

The Company acknowledges the Staff’s comment number 2, and advises the Staff that, as discussed in the Company’s response to comment number 1, the Company has not had, and does not intend to have, directly or indirectly, any agreements, commercial arrangements, or other contacts, directly or indirectly, with the governments of, or entities controlled by the governments of, Cuba, Iran, Sudan, or Syria, and does not intend to provide any good or services, whether directly or indirectly, to such countries. As noted above, although the respective charterers of the Company’s vessels will have the ability to direct the vessels’ routes and cargoes, the Company has no reason to believe that these charters will intentionally engage in the transportation of U.S. origin goods with the Company’s vessels to Cuba, Iran, Sudan or Syria.

          In addition to the change referenced above in response to the Staff’s comments, the Company has also (i) added a risk factor on page 22 regarding a recently launched investigation of the European Commission into certain major container liner companies; (ii) clarified its dividend policy on pages 6, 8, 12, 25, 39 and 83; and (iii) added disclosure regarding vessel operating expenses on page 50. If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Edward S. Horton, Esq. at (212) 574-1265.

Justin Dobbie
May 23, 2011

Very truly yours, SEWARD & KISSEL, LLP
By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

cc:	Tonya Bryan Symeon Palios

DIANA CONTAINERSHIPS INC.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece
May 23, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Justin Dobbie

Re:	Diana Containerships Inc. Registration Statement on Form F-1 (the “Registration Statement”) Filed on May 23, 2011 File No. 333-174053
Ladies and Gentlemen:
     The undersigned registrant hereby acknowledges that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

Diana Containerships Inc.

By:	/s/ Symeon Palios*

Name:	Symeon Palios
Title:	Chief Executive Officer
*By Gary J. Wolfe, attorney-in-fact.